Exhibit 12.1

DAVE & BUSTER’S, INC.

COMPUTATION OF RATIO OF EARNINGS

TO FIXED CHARGES

(dollars in thousands, except ratios)

	Fiscal Year Ended February 3, 2008		334-Day Period From March 8, 2006 To February 4, 2007		37-Day Period From January 30, 2006 To March 7, 2006		Fiscal Year Ended January 29, 2006
	(Successor)		(Successor)		(Predecessor)		(Predecessor)
Income before provision for income taxes	$(10,102)		$(20,655)		$908		$6,304
Add: Total fixed charges (per below)	44,932		39,199		1,832		18,978
Less: Capitalized interest	151		252		70		295

Total income before provision for income taxes, plus fixed charges, less capitalized interest	34,679		18,292		2,670		24,987

Fixed charges:
Interest expense (1)	31,681		26,139		688		7,429
Bridge funding fee	—		1,313		—		—
Capitalized interest	151		252		70		295
Estimate of interest included in rental expense (2)	13,100		11,495		1,074		11,254

Total fixed charges	$44,932		$39,199		$1,832		$18,978

Ratio of earnings to fixed charges (3)	0.77	x	0.47	x	1.46	x	1.32	x

(1)	Interest expense includes interest in association with debt and amortization of debt issuance costs.
(2)	Fixed charges include our estimate of interest included in rental payments (one-third of rent expense under operating leases).
(3)	Earnings for the fiscal year ended February 3, 2008 and for the 334-day period ended February 4, 2007 were insufficient to cover the fixed charges by $10,253 and $20,907, respectively.

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